Marker Therapeutics, Inc.

3200 Southwest Freeway, Suite 2240

Houston, TX 77027

June 21, 2019	Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tonya Aldave

RE:	Marker Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-232122

Acceleration Request

Requested Date:	June 25, 2019
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on June 25, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474, or in his absence, Madison A. Jones at (202) 728-7087.

Very truly yours,

Marker Therapeutics, Inc.

/s/ Peter Hoang
Peter Hoang
President and Chief Executive Officer

cc:	Anthony Kim, Chief Financial Officer

Ken Moseley, J.D., Senior Vice President and General Counsel

Divakar Gupta, Cooley LLP

Darren DeStefano, Cooley LLP

Madison A. Jones, Cooley LLP